Exhibit (a)(1)(G)

The following is an English translation of an excerpt from technical instructions provided on behalf of BCP Crystal Acquisition GmbH & Co. KG to German depositary banks containing suggested text to be included in cover letters sent by such depositary banks to their clients. This notice was provided in the German language only. This English translation is solely for purposes of filing with the Securities and Exchange Commission.

Custodian Institutions are advised to use the following Client Letter for clients who are resident, have their registered office, or are ordinarily resident in Germany:

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BCP Crystal Acquisition GmbH & Co. KG, Kronberg im Taunus

— Offer to minority shareholders of Celanese AG, Kronberg im Taunus —

Dear Sir or Madam:

On June 22, 2004 BCP Crystal Acquisition GmbH & Co. KG (“BCP”), a company advised by The Blackstone Group, entered into a domination and profit and loss transfer agreement (Beherrschungs-und Gewinnabführungsvertrag; the “Domination Agreement”) with Celanese AG (“Celanese”). The Domination Agreement has been approved by the Supervisory Board of Celanese and by the shareholders of Celanese during an Extraordinary General Meeting of Celanese held on July 30/31, 2004. The Domination Agreement was entered into the Commercial Register of the local court of Königstein im Taunus on August 2, 2004. The Domination Agreement is expected to become operative on October 1, 2004.

In accordance with the provisions of the Domination Agreement, BCP has undertaken to acquire, upon the Domination Agreement becoming operative, from the remaining minority shareholders of Celanese AG (außenstehende Aktionäre), at their request, their registered ordinary Celanese Shares in exchange for fair cash compensation (angemessene Barabfindung) of EUR 41.92 (plus interest) per share (the “Compensation Offer”). The Compensation Offer is a mandatory offer required in connection with the Domination Agreement pursuant to § 305 (1) of the German Stock Corporation Act (AktG). As required under § 305 (3) Sentence 3 of the German Stock Corporation Act, BCP will pay to all minority shareholders who tender their Celanese Shares into this offer, interest on the offer price from the day following the date the Domination Agreement becomes operative at a rate of 2% plus the base rate (as defined in § 247 of the German Civil Code (BGB)) per annum prevailing from time to time, as reduced by any guaranteed dividend payments.

The Compensation Offer is considered a tender offer from the perspective of U.S. securities laws and, therefore, has to be made in accordance with U.S. securities rules (the “U.S. Offer”), and in accordance with the terms of the Domination Agreement. In order to conduct the Compensation Offer pursuant to § 305 of the German Stock Corporation Act and also comply with applicable U.S. securities laws, which require an offer period of at least 20 business days during which shareholders are provided with withdrawal rights, the offer will be structured so that the initial acceptance period of the U.S. Offer ends on the same day BCP’s Compensation Offer pursuant to § 305 of the German Stock Corporation Act commences. The U.S. Offer will begin on September 2, 2004 and expire October 1, 2004 (06:01h Central European Summer Time, 00:01 a.m. New York City Time). BCP may elect at any time to extend the offer. If the offer is extended, BCP will make a public announcement of such extension not later than 09:00 a.m. New York City Time, on the next business day after the day on which the offer was scheduled to expire.

The subsequent acceptance period of the U.S. Offer will expire at the same time as the acceptance period of the Compensation Offer, i.e., three months after the date the Domination Agreement has become operative or, if award proceedings (Spruchverfahren) are commenced, two months after the date on which the decision on the last motion ruled on in such proceedings has been published in the Federal Gazette (Bundesanzeiger), cf. § 5(2) of the Domination Agreement.

Since the U.S. Offer is the implementation, in accordance with U.S. securities laws, of the Compensation Offer provided for in the Domination Agreement and required by § 305 (1) of the German Stock Corporation Act, the Compensation Offer under German stock corporation law remains unaffected by the U.S. Offer with respect to its conditions and implementation. Thus, the minority shareholders can also tender their shares in the Compensation Offer in accordance with the procedures generally followed pursuant to German stock corporation law. The details concerning how minority shareholders tender their shares in connection with the Compensation Offer will be communicated to the minority shareholders by their Custodian Institution once the Domination Agreement becomes operative.

Shareholders should note that the fair cash compensation may be subject to review by a court in award proceedings (Spruchverfahren) which may be instituted by dissenting shareholders. If as a result of such award proceedings, a court increases the amount of the fair cash compensation, or if such increase is agreed to between the parties in a court settlement, payments already made to minority shareholders pursuant to the U.S. Offer would have to be increased accordingly at the shareholder’s request.

For additional information please see the attached announcement of the U.S. Offer.

Celanese Shareholders in Germany will not be charged any fees in connection with the tendering of their shares in the U.S. Offer.

If you decide to accept the U.S. Offer, we kindly ask you to instruct your Custodian Institution as soon as possible. We have to receive notice of your instruction before [                    ] 2004.

Very truly yours,

[Custodian Institution]

Annex

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Since certain parts of this draft may not comply with the regulations applicable to the delivery outside Germany, this form of a client letter is exclusively intended for the delivery of information materials in Germany or the U.S. The Custodian Institution is solely responsible for every translation or language used in connection with the delivery of this form of client letter outside Germany or the U.S. and the Custodian Institution must provide for compliance of the form of client letter with the applicable regulations in connection with the delivery of such letter.